November 22, 2016

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Suzanne Hayes

Re:	Arthur J. Gallagher & Co.
Registration Statement on Form S-4 (File No. 333-214617)

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, the registrant, Arthur J. Gallagher & Co. (the “Company”), respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement (the “Registration Statement”), so as to become effective at 4:00 p.m. Eastern time on Monday, November 28, 2016 or as soon as possible thereafter.

Please do not hesitate to contact Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034 or Eric M. Scarazzo of Gibson, Dunn & Crutcher LLP at (212) 351-2389, with any questions or comments with respect to this letter.

Very truly yours,

By:	/s/ Seth Diehl
Seth Diehl
Assistant Secretary